UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,873,240
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,873,240
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,873,240
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,873,240
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,873,240
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,873,240
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,873,240
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,873,240
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	Page 6 of 7 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the Class A common stock, par value $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on March 23, 2017 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

Introduction

This Amendment No. 1 is being filed in connection with a decrease in the Reporting Persons’ percentage of beneficial ownership of the Common Stock which resulted solely from an increase in the number of issued and outstanding shares of Common Stock, as reported in the Issuer’s proxy statement filed with the SEC on April 18, 2017.

1. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 39,490,952 shares of Common Stock issued and outstanding as of April 12, 2017, as reported in the Issuer’s proxy statement filed with the SEC on April 18, 2017. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of April 19, 2017, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 8,873,240 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 8,873,240 shares of Common Stock, or approximately 22.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 8,873,240 shares of Common Stock, or approximately 22.5% of the outstanding shares of Common Stock. Mr. Jacobs does not have beneficial ownership of any shares of Common Stock.

(c) Following the satisfaction of all of the conditions set forth in the Purchase Agreement, the Fund purchased 8,873,240 shares of Common Stock on April 3, 2017. Except as set forth in the preceding sentence, no Reporting Person effected any transaction in shares of the Common Stock from March 23, 2017 (the date of the initial filing of this Schedule 13D) to April 19, 2017.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 65540B105	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 19, 2017

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact